Exhibit (a)(2)(xlvi)

Special Announcement—Tender Offer for Aventis Shares Postponed Until July 30

Sanofi-Synthelabo announced Tuesday, June 22, 2004, that the end of their tender offer for Aventis shares has been postponed from June 30 to July 30, 2004. This is intended to accommodate approval of the Sanofi-Aventis business combination by the U.S. Federal Trade Commission, which is not expected to occur until after June 30. The Revised Offer of May 12, 2004 is unchanged except for the € .82 per share reduction of the cash component to reflect the dividend approved recently by Aventis Shareholders.

Participants in the Aventis ADR Fund of the Aventis Pharmaceuticals Savings Plan

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  If you have already submitted tender instructions to T. Rowe Price in response to the Revised Offer, no action is necessary. You may submit different tender instructions until Noon EDT July 26, 2004. T. Rowe Price will follow the last instruction received by the July 26 deadline.

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  If you do not submit tender instructions by the July 26 deadline, T. Rowe Price will tender all the Aventis ADRs represented by your interest in the Aventis ADR Fund by default, electing the "Standard Entitlement."

To Submit Tender Instructions to T. Rowe Price

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  You may go on-line to www.401kproxy.com/aventis, using the Control Number provided to you in a separate e-mail communication from T. Rowe Price.

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  Your instructions must be received by T. Rowe Price no later than Noon EDT July 26, 2004.

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  If you have any questions, please call the T. Rowe Price Plan Account Line at 800-839-1907.

Participants in the Horizon Classic Plans

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  Participants in the Horizon Classic Plans have until July 30 to submit their Letters of Transmittal to Bank of New York in accordance with the Letter of Transmittal instructions. Additional materials will not be sent out from Sanofi. If you have already submitted Letters of Transmittal covering all of your Horizon shares, there is no need to do so again.

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  You may withdraw your tender at any time until July 30, 2004, as provided in the Letter of Transmittal instructions.

Aventis shareholders are advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 relating to Sanofi's Revised U.S. Exchange Offer, as filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are or will be made available without charge by Aventis and are available without charge from the SEC's website at www.sec.gov.